UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2013

Commission File No.: 001-35273

VIEWTRAN GROUP, INC.

Room 1501, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(Address of Principal Executive Offices.)

Cogo Group, Inc.
(former name)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Completion of Acquisition or Disposition of Assets.

Viewtran Group, Inc. (formerly known as Cogo Group, Inc.) (the “Company”) previously filled a Report of Foreign Private Issuer on Form 6-K dated October 2013 pursuant to which it filed a notice of annual meeting and proxy statement. The proxy statement contained a proposal relating to the approval of a transaction with Brilliant Group Global Limited (“Brilliant Group”), a company owned and controlled by Jeffrey Kang, the Company’s Chairman and Chief Executive Officer. As described in the proxy statement, the transaction with Brilliant Group provided for the sale of certain subsidiaries of the Company related to the Company’s components business to Brilliant Group for $80 million. The transaction with Brilliant Group closed on November 22, 2013.

The subsidiaries sold represented approximately 76% of the Company’s revenues in 2012 and 41% of the Company’s non-cash assets in 2012. The entire $80 million purchase price was paid in full as of November 22, 2013.

Amendments to Articles of Incorporation or By-laws; Change in Fiscal Year.

In connection with the closing of the transaction with Brilliant Group described above, the Company changed its name to Viewtran Group, Inc. on November 20, 2013.

Financial Statements and Exhibits

Exhibits:

Exhibit No.	Description

99.1	Press Release dated November 26, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIEWTRAN GROUP, INC.

By:	/s/Jeffrey Kang
Name:	Jeffrey Kang
Title:	Chief Executive Officer

Dated: December 2, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated November 26, 2013